SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Incyte Corporation

NAME OF PERSON RELYING ON EXEMPTION: Dundas I. Flaherty

ADDRESS OF PERSON RELYING ON EXEMPTION: 3749 Malibu Vista Drive, Malibu, California   92065

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________________________________________________________________________________

Dundas I. Flaherty

3749 Malibu Vista Drive

Malibu, California 90265

existimo@icloud.com | (310) 454-0041

April 2020

Dear Fellow Incyte Shareholders:

If you, like me, want Incyte Corporation to achieve its full potential, please vote FOR Proposal 5.

This proposal asks the Incyte board of directors to adopt a policy of having an independent chairman of the board, rather than entrusting that responsibility to the chief executive officer. A 53% majority of Incyte’s peers in the S&P 500 have split the two roles, up from 35% in 2009, and I believe that Incyte should do that now. I offered this proposal at last year’s annual meeting, and it was supported by 40% of the shares that voted either “yes” or “no.” I am offering it again because I believe that the case for such a structure is even stronger than it was a year ago.

Institutional Shareholder Services evaluates governance practices at companies like Incyte for client institutions such as those that own the bulk of Incyte’s stock. ISS compares companies against best practices and publishes scores overall and by categories. Scores recently shown on Yahoo Finance for Incyte were:

Overall                        10        worst decile

Audit                             1        best decile

Board                            9        next-worst decile

Compensation             10        worst decile

These ISS scores are poor. Having a capable independent chairman would help improve Incyte’s ISS scores, and its appeal to institutional investors as a quality investment. Better governance should lead to better performance, creating value.

Better governance can make a difference in outcomes, as in business development, mergers/acquisitions, and deals. Incyte has done one major deal in Mr. Hoppenot’s six years leading Incyte. In January 2020, the company announced a deal for Incyte’s co-marketing tafasitamab in the U.S. with MorphoSys and marketing it alone elsewhere. Incyte agreed to pay $750 million upfront, $740 million in contingent development and regulatory milestone payments, $315 million in commercialization milestones, and $150 million for shares in MorphoSys, plus royalties on ex-U.S. sales. Incyte will split profits on U.S. sales and earn profits on sales elsewhere. The FDA has accepted an application to approve tafasitamab with an August 30, 2020 decision date goal.

On March 11, 2020, Credit Suisse assessed the deal as lowering the target price for Incyte’s shares by $5 each. That’s a loss in value totaling more than $1 billion. Some analysts were more optimistic, but the question for shareholders is whether, going forward, we prefer that another person, with experience with biotech and deals, take part in the process of assessing significant deals’ merit, and perhaps help shape deals while that’s

Incyte Shareholder Letter

April 2020

still possible. What if the CEO wanted to do a $15 billion deal? Or to sell Incyte, the whole company? Would we shareholders be better served if we had a world-class executive taking part in the process as an independent chairman, helping get it right? Carefully considered, the question answers itself.

The purpose of the tafasitamab deal was to add future sales for Incyte to help maintain growth after ruxolitinib sales eventually plateau and begin to decline. New product work is the usual way to meet that need, but that has been problematic for Incyte. Credit Suisse on May 20 last year wrote:

We find it difficult to point to a specific pipeline asset on which we have high conviction from clinical and commercial perspectives. Relative to mid-cap peers, we rate INCY Neutral, as we think there is better pipeline risk/reward and commercial business upside elsewhere.

Analysts at SVB Leerink, as quoted at fiercebiotech.com, wrote following the itacitinib failure announcement in January 2020:

We believe the failure of GRAVITAS-301, which follows three prior high profile pipeline disappointments in four years, may lead some investors to question the company's ability to consistently generate value from R&D investment.

Three failures — the 2018 failure of epacadostat, which was expected to be a blockbuster and a key new tool for immunotherapy; the struggle by Incyte and licensed partner Lilly to obtain only limited FDA approval for baricitinib, which was thought to have potential as an important new medicine for rheumatoid arthritis and great commercial potential; and the recent failure of itacitinib, which was seen as a new treatment for potentially fatal chronic graft vs. host disease — were major disappointments. Taken together, the failures suggest that Incyte needs to take a hard look at its new product work with a view toward systematic improvement.

In my view, the best single step to help the company do better with new products is to bring in a world-class biopharma veteran as non-executive chairman, one who’s already done what Mr. Hoppenot is trying to do. And collaborate in shaping a more successful, innovative company with new medicines that rarely fail late-stage trials.

New products and company growth flow from a winning strategy. Roy Ash once said, “At a sufficiently high level of abstraction, all businesses are the same.” In that abstraction, every business has a market it seeks to serve, almost every business has competitors seeking to serve the same market, and every one of them looks for ways to be special, to offer something distinctively appealing to its market, so as to earn outsize rewards of the kinds businesses and their leaders seek.

Ten years ago, Incyte had a strategy: to understand the JAK-STAT pathway exceptionally well and to use that knowledge to create new small-molecule medicines that modulate immunity, tumor formation, and other downstream phenomena. Competitors had similar aspirations. In time, Incyte won out in clinical trials of ruxolitinib for myelofibrosis, obtaining FDA approval for that in 2011. Mr. Hoppenot succeeded Dr. Friedman in 2014 and initially pressed on with the same strategy, achieving great results with rux over time for myelofibrosis and other myeloproliferative neoplasms. That was a focused strategy, not go-anywhere policy, and it worked.

Incyte Shareholder Letter

April 2020

Today Incyte describes what it does in its 10-K report, covering science areas (small molecules, monoclonal antibodies, biospecific antibodies), genomic targets (JAK, FGFR, PD-1), indication (bladder cancer, lymphoma). But apart from "Cancer" as a general company target, crisp focus is missing; Incyte hasn't expressed an aspirational view of the company at its future best with clarity on ways in which it will differ from competitors in the markets in which it seeks to excel.

Incyte listed 18 companies in its 2020 Peer Group. In my view, all expressed focus on areas of science, types of disease, or both, with a tighter focus than Incyte's. Examples include small molecules for cancers (Exelixis), RNAi targeted therapeutics (Ionis), neurological and endocrine related disorders (Neurocrine), gene therapy, cancer immunotherapy and gene editing (Bluebird). Gilead, with sales 10 times Incyte’s sales remains preeminent in virology with significant initiatives in other areas that are limited in number and have clear focus.

As Roy Ash did, I believe that winners craft a strategy of focus to excel in markets they target. Incyte did that with rux and won big. Focused strategy is a powerful tool that categorically answers questions about what not to do, what science not to try to master, what markets not to target, etc. "Newsflow" is not strategy. "Cancer" as a target market is so broad as to invite an all-things-to-any-market approach that won't excel. The single best contribution a new world-class independent chairman could make is to help lead a review of Incyte’s strategy.

Such a review must take account of a biopharma industry that includes both competitors many times larger than Incyte, with their own focused strategies, and much smaller companies, with one product or a handful of products drawing on mastery of a narrow area of advancing technology. Such a review must come to terms with how many and which areas of bioscience Incyte can tackle and master sufficiently well to excel competitively. And such a review must contemplate where elements of its competitive universe — bioscience, competitors, the practice of medicine — will be years from now, to define the niche in that universe where Incyte can excel competitively and thrive commercially. Then the company’s strategy must evolve to stay relevant, guiding Incyte to “skate where the puck is going to be,” as Wayne Gretzky said.

Besides reinventing/refocusing its strategy and revamping its new product process to reduce the incidence of failures, Incyte has an opportunity to tell its story better. The company can publicly discuss its strategy and plans, failures and learnings from them, as other companies do, without divulging valuable information to competitors. It can take a less promotional approach to conference calls and presentations, instead adding coverage of risks and issues, such as competition, including future competition, threats from radically different technologies, etc.

Incyte Shareholder Letter

April 2020

Incyte publishes an annual report of its activities, online only, on the company’s website at https://investor.incyte.com/financial-information/annual-reports. Many companies publish such reports on hard copy and mail them to all shareholders. I believe that Incyte would serve shareholders better by mailing its report on hard copy to all shareholders and by adding coverage of its new product process, improvements to that process, and its strategy, especially as its strategy evolves over future years,

A new chairman could clearly help tell Incyte’s story better.

In closing, we first invested in Incyte when Dr. Friedman was leading the company, taking rux through clinical trials. He and his team told the company's story with blazing intellectual honesty, with collegiality, operating with a strategy exemplary in its focus. When the time came to exploit the commercial opportunities, Dr. Friedman and Mr. Baker found a leader to turn rux into a blockbuster, and they made a fine choice in Mr. Hoppenot. That worked well for a time.

Since then late-stage failures started happening, and Incyte’s strategy lost focus. The company’s story, once simple and well told, now needs to cover more ground, be better, and more completely told to all shareholders.

The recent addition of Drs. Harrington and High strengthens the board in certain ways, but doesn’t solve the basic problem that Incyte seems to have outgrown its board structure.

The board’s position that Mr. Hoppenot needs no help seems prideful in the circumstances, perhaps partly explaining why ISS ranks Incyte's board among the bottom 20%.

We believe that the company has outgrown its board. Judged by the symptoms, it's past time to act. Please join me in voting FOR an independent chairman.

Those who agree may also write to the Board as instructed in the proxy statement.

Thanks for listening.

Dundas I. Flaherty